

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2023

Michael Beland
Chief Accounting Officer
Driven Brands Holdings Inc.
440 South Church Street, Suite 700
Charlotte, NC 28202

> **Re: Driven Brands Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Item 2.02 Form 8-K Dated November 1, 2023**
> **Response Dated December 14, 2023**
> **File No. 001-39898**

Dear Michael Beland:

We have reviewed your December 14, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

Item 2.02 Form 8-K Dated November 1, 2023

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures, page 8

1. We read your response to prior comment 2. Removing the effects of the straight-line rent adjustment in arriving at adjusted net income, adjusted earnings per share and adjusted EBITDA appears to substitute individually-tailored recognition and measurement methods for GAAP. Please no longer include this adjustment. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

    Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Trade & Services